March 19, 2007

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Response to Review Letter Dated March 7, 2007
For Kimball International, Inc.
Form 10-K for the fiscal year ended June 30, 2006
Filed August 23, 2006
File # 0-3279

Dear Mr. Cash:

We received your letter dated March 7, 2007 with additional comments regarding our response to your letter dated February 22, 2007. We have repeated your comments and inserted our responses to your inquiries below.

Note 14 Segment and Geographic Area Information, page 62

1. We have reviewed your response to our prior comment three and have the following additional comments:

  Please further explain how you determined that your President and Chief Executive Officer, Jim Thyen, is your CODM. Tell us what consideration you gave to whether your CODM is a group which includes your Group Presidents. In this regard, we note that a significant portion of your Group President's incentive compensation is based on consolidated results.
  Please provide us with a listing of your components.
  We note that your CODM reviews your component level reports. It is unclear to us how you have concluded that this information is not used in allocating resources and assessing performance. Please explain further.
  Please provide us with copies of all of the internal reports reviewed by your CODM for your most recent fiscal quarter.

Kimball's Response:

Determination of CODM:
We consider our President and Chief Executive Officer the sole CODM because he is singly responsible for allocating our enterprise-wide resources to each of our two segments, he determines performance targets by segment and he sets incentive compensation goals by segment, subject to appropriate oversight by the Board of Directors. Kimball utilizes a standardized resource allocation methodology which has specific authorization levels identified. Our CODM approves all capital appropriation requests from the Group Presidents above a $750,000 threshold at each segment, subject to appropriate oversight by the Board. Authorization for amounts less than this have been delegated by Mr. Thyen to the respective Group Presidents. Our Board of Directors recognizes Mr. Thyen as the CODM.

Further, our Group Presidents have authority with respect to only their individual segment. They are not included in the resource allocation decision-making at a corporate-wide level as discussed in Paragraph 12 of FAS 131. However, as we mentioned in our last letter, and as you note in your question above, our Group Presidents have 25% of their incentive compensation based on consolidated results, with 75% based on segment results. To clarify our incentive compensation plan, it is not just the Group Presidents who have 25% of their incentive compensation based on consolidated results. Rather, it is all our eligible employees who participate in the plan that have at least 25% of their incentive compensation based on consolidated results. That is currently about 1,450 employees, including our two Group Presidents. This feature has been a part of our incentive compensation plan for many years. One of the goals of our plan is to ensure the governance philosophy is corporate-wide and effective, including an effective ethics policy and whistle blower program. Another goal of our plan is to link an employee's compensation with the long-term financial success of consolidated Kimball International so that our employees are linked in a common interest with our share owners. We believe that in order to achieve this goal, we must have some mechanism that ties all employees to the company as a whole, and this feature of our incentive compensation plan addresses that. In addition, while the two segments of our company are very autonomous, we want them to share organizational best practices such as lean/six sigma initiatives, etc. and having 25% of employees' bonus based on consolidated results provides an incentive for this teamwork.

Listing of Components:
We consider our individual business units as components. Following is a list of our business units as of December 31, 2006, our most recent fiscal quarter.

Electronic Contract Assemblies Segment *
Kimball Electronics Jasper
Kimball Electronics Mexico
Kimball Electronics Thailand
Kimball Electronics Poland
Kimball Electronics China
Kimball Electronics Wales
Kimball Electronics Ireland
Kimball Electronics Shared Services

Furniture & Cabinets Segment **
Kimball Office
National Office Furniture
Kimball Hospitality
flexcel - Borden
flexcel - Salem
flexcel - Fordsville
flexcel - Jasper Cherry Street
flexcel - Santa Claus
flexcel - Jasper 15th Street
flexcel - Post Falls
flexcel - Jasper 11th Avenue
flexcel - Logistics
flexcel - Dongguan
flexcel - Jasper 16th Street
Furniture Group Shared Services

Unallocated Corporate
General Office Headquarters/Travel Services

* Note: As discussed in our previous letter, our Electronic Contract Assemblies Segment has locations worldwide that provide common engineering and manufacturing services and exist to serve our customers' needs with regard to proximity to customers and/or suppliers, engineering collaboration and cost. Our customers often request for proximity, engineering and/or cost reasons, that we transfer their programs among our geographic locations. For example, programs may start at a component that has stronger engineering resources and then after the program is stabilized with few engineering changes, the program may be moved to a component in a low-cost geography. Customers also request that programs be manufactured at multiple of our locations at the same time. Further, our geographic locations have significant volatility in margins and profitability from year to year driven by an operating model of very tight margins. Hence, our annual profitability from year to year at the component level tends to vary significantly based on volumes, which due to the contract/program nature of our business can change significantly as we ramp up new customers and as old programs come to end of life. Analyzing results at the component level does not allow one to fully see the overall performance of this integrated business. Accordingly, our CODM focuses on the segment level to assess performance and allocate capital. Therefore, the components within this segment do not meet the definition in Paragraph 10 of FAS 131 of an operating segment as our CODM does not regularly review component level detail in allocating capital and assessing performance. It is our Electronic Contract Assemblies segment Group President that has direct responsibility and accountability for these individual business units and reviews in-depth the component level detail.

** Note: For the Furniture and Cabinets Segment, the products sold by the Kimball Office, National Office Furniture and Kimball Hospitality marketing and sales business units are manufactured by the flexcel manufacturing business units and/or outside suppliers. The flexcel manufacturing units produce wide varieties of products which are sold intercompany to the sales/marketing units at a profit. In addition, in fiscal year 2006 many of the manufacturing units also had a small percentage of sales of furniture and cabinets to external companies. So by looking at the individual business units, you cannot get a complete picture of segment profitability. For example, flexcel manufactures and sells product to the marketing and sales business units at an inter-company profit. When the marketing and sales business unit sells that product externally, it also earns a profit; and the total profit for that product is split in the financial statements between the marketing and sales business units and the flexcel manufacturing units. As a result, in assessing performance, our CODM is focused on the segment level to get the complete picture. Therefore, the components within this segment do not meet the definition in Paragraph 10 of FAS 131 of an operating segment as our CODM does not regularly review component level detail in allocating capital and assessing performance. It is our Furniture and Cabinets segment Group President that has direct responsibility and accountability for these individual business units and reviews in-depth the component level detail.

CODM's Review of Component Level Reports
Our CODM's primary focus is on operating segment performance. A few factors led us to conclude that the component level reporting also received by the CODM is not the primary reporting used by him in allocating resources and assessing performance. First, Our Board of Directors selected the segment reporting as the primary measure of performance effectiveness because of the nature of the segments and the clarity and transparency it provides. Our CODM each year as part of the business planning cycle, presents and commits to segment financial performance to the Board of Directors. Performance throughout the year at each Board meeting is measured against these segment financial commitments, with differences investigated and explained to the Board quarterly. You will notice in the Board of Directors Financial Overview that is included as part of the supplemental information we are providing to you, to the right of the graphs we track whether we are performing to those commitments. These segment commitments are considered as very important to the success of Kimball International and shareowner value, and accordingly, our CODM's personal performance as CEO is measured by the Board, in part, by his success in meeting these financial commitments. The focus of our CODM is to hit these financial commitments to the Board at the segment level, and thus his primary decision-making for allocating resources and assessing performance is at the segment level. Our CODM does not participate in running the segments on a day-to-day basis. This responsibility rests with the Group Presidents, who have responsibility for running the business, ie sales & marketing, production, human resources, finance and supply chain.

In addition, in assessing performance, our CODM reviews and benchmarks key metrics against our external competitors at the segment level. We have established long-term cost structure and capital allocation goals at the segment level based on this competitive benchmarking, in addition to the short-term commitments discussed above. This segment benchmarking information and our segment long-term cost structure and capital allocation goals are also shared with our Board, and are included in the previously mentioned supplemental information.

As noted in our previous response dated March 5, 2007, as outlined in Paragraph 13 of FAS 131 we also used the other factors noted in this paragraph (nature of the business activities of each component, existence of managers responsible for each component, and information presented to the Board of Directors) in determining our two operating segments.

Request for Internal Reports
For the information of the Staff only, we are delivering to the Staff under separate cover a copy of the internal reports reviewed by our CODM for our most recent fiscal quarter, the fiscal year 2007 second quarter. We are sending these reports to you separately and as a supplemental submission under Rule 12b-4. We will also specifically request confidential treatment for such submission pursuant to Rule 83 of the Commission's Rules of Practice.

* * * *

The Company hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosures in its filings;
  Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We believe our responses clearly and adequately address your additional questions and comments. However, if you should have further questions or require additional information, we will provide it to you promptly upon your request. If you would like to discuss any of our responses, please give me a call at 812-482-8264.

Sincerely,

/s/ Robert F. Schneider

Robert F. Schneider Kimball International, Inc. Executive Vice President, Chief Financial Officer